SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2004.

ORIX Corporation
(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐         No ☒

SIGNATURES

Table of Documents Filed

1.	Press release entitled, “ORIX Announces Third Quarter Results,” made public on Thursday, February 5, 2004.

2.	English Translation of Changes to ORIX’s Executive Officers made public on February 5, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 5, 2004	By	/s/ Shunsuke Takeda

Shunsuke Takeda
Director
Deputy President and CFO
ORIX Corporation

February 5, 2004

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation Corporate Communications Leslie Hoy Tel: +81-3-5419-5102 Fax: +81-3-5419-5901 E-mail: orixir@orix.co.jp URL: www.orix.co.jp/grp/index_e.htm

ORIX Announces Third Quarter Results

TOKYO, Japan – February 5, 2004 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that revenues in the first nine months of the fiscal year ending March 31, 2004 increased 5% year on year to 520,927 million yen, income before income taxes* rose 39% to 85,119 million yen, and net income grew 30% to 45,892 million yen.

Revenues for “direct financing leases” and “interest on loans and investment securities” were down compared to the same period of the previous fiscal year as ORIX continued to focus on the profitability of each transaction and carefully selected new assets. However, revenues from “operating leases” increased mainly due to an improvement in the precision measuring equipment rental business along with gains from the sale of some office buildings, while “residential condominium sales” also grew during the period. In addition, lower “interest expense” and fewer “write-downs of long-lived assets,” and an increase in “equity in net income of affiliates” contributed to the higher earnings.

	2003/4-12	2003/4-12	Change on	2003/10-12	Change on
	US$ millions**	JPY millions**	2002/4-12	JPY millions**	2002/10-12

Total Revenues	4,863	520,927	Up 5%	175,056	Up 7%
Income before Income Taxes*	795	85,119	Up 39%	26,863	Up 15%
Net Income	428	45,892	Up 30%	14,473	Up 16%
Earnings Per Share (Basic) (JPY/US$)	5.12	548.36	Up 30%	172.94	Up 16%
Earnings Per Share (Diluted) (JPY/US$)	4.82	516.58	Up 30%	162.91	Up 16%

			Change on	Change on
	2003/12 US$**	2003/12	2003/9	2003/3

Shareholders’ Equity (JPY millions)	5,150	551,768	Up 2%	Up 9%
Total Assets (JPY millions)	52,945	5,672,032	0%	Down 4%
Shareholders’ Equity per Share (JPY/US$)	61.56	6,594.86	Up 2%	Up 9%

*	“Income before income taxes” refers to “income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes” in the consolidated statements of income.

**	U.S. dollar amounts have been calculated at JPY107.13 to $1.00, the approximate exchange rate prevailing at December 31, 2003. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single yen or dollars.

-more-

The “ Equipment Operating Leases” segment had higher segment profits thanks to an improvement in the precision measuring equipment rental business, while the “Real Estate-Related Finance” segment saw continued strong performance from the housing loan and corporate loan servicing operations. The “Real Estate” segment also did well with contributions from the condominium development business and gains from the sale of office buildings. In the “Asia and Oceania” segment, the contribution from an equity method affiliate and the strong performance of the automobile leasing operations of a number of companies in the region added to segment profits, while “The Americas” segment posted higher profits largely as a result of lower provisions and fewer write-downs of securities.

Operating assets were down 5% to 4,910,845 million yen and total assets were also down 4% to 5,672,032 million yen compared to March 31, 2003 due to our cautious selection of new assets and our continued attempt to grow profits without increasing assets. Shareholders’ equity increased 9% on March 31, 2003 to 551,768 million yen and the shareholders’ equity ratio was 9.7% compared to 8.5% at March 31, 2003. ROE (annualized) rose from 9.3% to 11.6% and ROA (annualized) improved from 0.76% to 1.05% compared to the nine months ended December 31, 2002.

For details on the third quarter earnings announcement please access “Third Quarter Results 2003/12” and “Analysis of Third Quarter Results 2003/12” from ORIX’s web site at: www.orix.co.jp/grp/ir_e/data/report/index.htm.

ORIX will also hold a conference call in English on Friday, February 6, 2004 at 10:30 PM (Tokyo)/8:30 AM (EST)/1:30 PM (London)/2:30 PM (Continent) to discuss the earnings announcement. For details on how to participate please access www.orix.co.jp/grp/ir_e/ir_pdf/031231_ConfCallE.pdf.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include: leasing, corporate finance, real estate-related finance and development, life insurance, and investment and retail banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

ORIX Corporation Executive Officer Changes

English translation of changes to ORIX’s Executive Officers made public on February 5, 2004.

Name	New Position	Present Position

Yukio Yanase	Corporate Executive Vice President	Advisor
Masaaki Tashiro	Corporate Executive Vice President, Real Estate Finance Headquarters	Corporate Senior Vice President, Real Estate Finance Headquarters
Akira Fukushima	Corporate Senior Vice President, IT Business Headquarters	Executive Officer, IT Business Headquarters

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